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21004543

UNITED STATES
) EXCHANGE COMMISSION
:on, D.C. 20549

JDITED REPORT
/I X-17 A-5
PART III

SEC FILE NUMBER
8-69218

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___4/01/2020___ AND ENDING ___03/31/21___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JM Financial Securities, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

Harborside Financial Center, 2500 Plaza 5, 25th floor, Office No. 2558
                                        (No. and Street)

Jersey City	NJ	07311
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Emily Abbruzzese   516-858-4766
                                        (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KNAV P.A.
                        (Name - *if individual, state last, first, middle name*)

990 Hammond Drive NE, Suite 850	Atlanta	GA	30328
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

**Potential persons who are to respond to the collection of information
Contained in this form are not required to respond unless the form
Displays a currently valid OMB control number**

OATH OR AFFIRMATION

I, _____Arunava Das_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____JM Financial Securities, Inc._____ , as of _____March 31, 2021_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions _____

_____

MADELENE WADE
Commission # 50149023
Notary Public, State of New Jersey
My Commission Expires
January 19, 2026

_____
(Signature)

_____Chief Executive Officer_____
(Title)

(Notary Public)

This report ** contains (check all applicable boxes):

Page(s)

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.   2
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒   Notes to the Statement of Financial Condition   3-7
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Report of Independent Registered Public Accounting Firm on the Exemption Report
- ☐ (p) Exemption Report

* For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).

JM Financial Securities, Inc.

Statement of Financial Condition
March 31, 2021, and Report of Independent
Registered Public Accounting Firm

JM Financial Securities, Inc.
Index
March 31, 2021

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statement	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3-7



Report of Independent Registered Public Accounting Firm

To the Management and Stockholder of
JM Financial Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of JM Financial Securities, Inc. (hereinafter referred to as "the Company") as of March 31, 2021 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KNAV P.A.

Atlanta, Georgia
We have served as the Company's auditor since 2021.
April 28, 2021

JM Financial Securities, Inc.
Statement of Financial Condition
March 31, 2021

Assets

Cash	$	878,814
Certificate of deposit		400,208
Accounts receivable		2,500
Prepaid expenses and other assets		32,063
Related party receivable		207,206
Total assets	**$**	**1,520,791**

Liabilities and Stockholder's Equity

Liabilities

Accrued expenses and other liabilities	$	229,324
Related party payable		9,107
Total liabilities		**238,431**

Stockholder's Equity

Common stock, $0.01 par value, authorized, issued and outstanding, 16,500 shares	165
Additional paid-in capital	1,649,835
Accumulated deficit	(367,640)
Total stockholder's equity	**1,282,360**
Total liabilities and stockholder's equity	**$ 1,520,791**

JM Financial Securities, Inc.
Notes to the Statement of Financial Condition
March 31, 2021

1. **Organization**

   JM Financial Securities, Inc. (the "Company"), incorporated in the State of Delaware on June 19, 2012, is a wholly owned subsidiary of JM Financial Overseas Holdings, Pvt. Ltd. (the "Parent") and is an indirect wholly owned subsidiary of JM Financial Limited (the "Ultimate Parent"). Beginning June 15, 2015, the Company is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

   The Company began business operations on February 1, 2016 and its operations consist of marketing and distribution of research reports of companies primarily headquartered in India and Southeast Asia. The customers introduced by the Company transact their business on delivery versus payment basis with settlement of transactions facilitated by an affiliate in India, JM Financial Institutional Securities Limited ("JMFISL") for securities traded in Indian stock markets.

2. **Significant accounting policies**

   Basis of Presentation and Use of Estimates
   The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

   Cash
   Cash consists of deposits with banks and all highly liquid instruments with original maturities of three months or less. The Company's cash balance is held with a large global financial institution. The Company may, during the ordinary course of business, maintain account balances in excess of federally insured limits.

   Fair value of financial instruments
   Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value. The fair value of Certificates of Deposit includes deposited amount plus accrued interest.

   Fair Value Measurement – Definition and Hierarchy
   Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

   In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions other market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

   - Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts

are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3 of the fair value hierarchy.

The Company considers prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3. In addition, a downturn in market conditions could lead to declines in the valuation of many instruments.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Property and equipment and depreciation
Property and equipment are carried at cost less accumulated depreciation. There are no fixed assets capitalized during the year.

Income Taxes
The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed on the difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized. The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense. No interest expense or penalties have been recognized as of and for the year ended March 31, 2021.The Company files federal and New Jersey state income tax returns in the U.S. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws.

Allowance for credit losses

In June 2016, the FASB issued ASU 2016-13, Accounting for Financial Instruments – Credit Losses (Topic 326). ASU 2016-13 requires an organization to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Until last year US GAAP required an incurred loss methodology that delays recognition until it is probable a loss has been incurred. Under the new standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected. The income statement will reflect the measurement of credit losses for newly recognized financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period. This provision of the guidance requires a modified retrospective transition method with a cumulative-effect adjustment in retained earnings upon adoption. This guidance became effective for the Company on April 1, 2020, and the Company adopted this guidance on that date. The impact of this guidance resulted in no adjustment to stockholder's equity.

3. Financial Assets and Liabilities Not Measured at Fair Value

The table below presents the carrying value, fair value and fair value hierarchy category of certain financial instruments that are not measured at fair value in the Statement of Financial Condition.

The carrying value of cash, accounts and related party receivables, and accrued expenses and related party payables arising in the ordinary course of business approximate fair value because of the relatively short period of time between their origination and expected maturity, and are payable on demand.

Financial instruments not measured at Fair Value at March 31, 2021:

			Fair Value Measurement		
			Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Unobservable Inputs
	Carrying Value	Fair Value	(Level 1)	(Level 2)	(Level 3)
Financial Assets:					
Certificate of deposit (maturing 2022)	$ 400,208	$ 400,208	$ -	$ 400,208	$ -

4. Related Party Transactions

The Company earned services income in accordance with its service agreement entered into with JMFISL on September 27, 2016, which is being amended from time to time. The agreement calls for JMFISL to pay the Company a fee equivalent to all normal recurring expenses plus a mark up of 12%. The activities of the Company include significant transactions with affiliates and may not necessarily be indicative of the conditions that would have existed if the Company had operated as an unaffiliated business. At March 31, 2021, the Company has a related party receivable of $207,206. The Company has a related party payable balance of $9,107 at March 31, 2021. This balance is research fees payable to JMFISL.

5. Lease Commitments and contingencies

Lease commitments

The Company is obligated under a non-cancelable operating lease for its office facility in New Jersey, expiring in 2022. The lease agreement is subject to escalations for increase in taxes and other operating costs. The future minimum lease payments under the agreement are as follows:

	Years ending March 31,	
2022		22,182
	$	22,182

Contingencies

The Company is subject to various regulatory examinations that arise in the ordinary course of business. In the opinion of management, results from these examinations will not materially affect the Company's financial position. There is currently no pending litigation against the Company.

6. **Deferred Tax Assets**

Deferred tax assets as of March 31, 2021 consist of the following:

Non-Current Deferred Tax Assets

Accruals	-
Intangible Assets	56,118
Net Operating Loss Carryforwards	34,145
Other	-
Gross Non-Current Deferred Tax Assets	90,263
Gross Non-Current Deferred Tax Liabilities	
Valuation Allowance	($90,263)
Net Deferred Tax Assets	-

The Company has recorded a full valuation allowance against its net deferred tax assets due to the uncertainty as to whether such assets will be realized. The valuation allowance increased primarily due to a change in accruals and generation of net operation losses.

7. **Off-balance sheet risk and concentrations of credit risk**

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in bank deposit accounts that, at times, may exceed Federal Deposit Insurance Corporation coverage of $250,000. Company's management performs periodic reviews of the relative credit rating of its banks to lower its risk. The Company has not experienced any such losses in such accounts and believes it is not exposed to any significant credit risk. The cash balances, including the certificate of deposit, in excess of FDIC limit were $1,029,022 as of March 31, 2021.

A majority of the Company's operations are conducted through an affiliate company located in India. The Company's performance can be significantly influenced by economic factors and risks inherent in conducting business in foreign countries, including government regulations, currency restrictions and other factors that may significantly affect management's estimates and the Company's performance.

8. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. At March 31, 2021, the Company had net capital of $640,383 which was $390,383 above the minimum amount required.

Rule 15c3-3 under the Securities and Exchange Act of 1934 ("SEC Rule 15c3-3") specifies certain conditions under which brokers and dealers carrying customer accounts are required to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers. Had it maintained such an account there would have been no transactions recorded. The Company does not clear or otherwise hold funds or securities for, or owe money to customers and therefore is exempt from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(i).

9. **COVID – 19**

During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

10. **Subsequent Events**

The Company evaluates subsequent events through the date of issuance of the report and has determined no additional items require disclosure.